UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 11, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)
SIBANYE GOLD ENTERS INTO FURTHER SECTION 189 CONSULTATIONS ON THE
FUTURE OF THE COOKE 4 OPERATION
Westonaria 11 July 2016: Sibanye Gold (JSE: SGL & NYSE: SBGL)
notifies shareholders that it will be entering into a further consultation process with organised labour and other relevant stakeholders, regarding continued operational underperformance and accumulating financial losses at the Cooke 4 underground mine and
Ezulwini Gold and Uranium processing plant (the Cooke 4 Operation).
Sibanye acquired the Cooke underground and surface assets from Gold
One Limited, in May 2014. The primary reason for the acquisition was the significant uranium and gold mineral resources and reserves contained in the Cooke surface tailings facilities, which form a critical component of Sibanye’s West Rand Tailings Retreatment
Project (“WRTRP”). Along with these surface resources, Sibanye acquired four operating underground mines and two processing plants, which included the Cooke 4 assets.
In September 2014, due to historical operational underperformance,
Sibanye entered into a period of consultation with relevant
stakeholders which, in November 2014, resulted in the stakeholders agreeing to implement specific measures to return the operation to profitability and thereby minimise job losses. Despite intense monitoring and interventions by a joint management and labour committee over the last 17 months since the previous Section 189 consultation was concluded, the Cooke 4 Operations have continued to fall short of production targets and losses have continued to accumulate.
In view of the sustained losses at the Cooke 4 Operation and considering the extensive efforts to improve productivity and reduce the operation’s cost structures, Sibanye has given notice in terms of Section 189A of the Labour Relations Act 66 of 1995 ("LRA"). A 60
day period of consultation will now be entered into with trade unions and affected employees, facilitated by the CCMA. During this period all options and alternatives to closure will be considered.
“It is unfortunate that, despite the joint efforts of stakeholders, the Cooke 4 Operations have been unable to meet required production and cost targets and has continued to operate at a loss. Ongoing financial losses threaten the viability of the rest of the Cooke operations and we have regrettably had to give notice to affected stakeholders and begin the consultation process,” said Wayne
Robinson, CEO of Sibanye’s Gold Division. “We remain positive about the future of the Cooke 1, 2 and 3 mines and the outlook for the
WRTRP project is extremely promising”, Robinson concluded.

ENDS
Contact
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: July 11, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer